As filed with the Securities and Exchange Commission on April 10, 2014

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Sentio Healthcare Properties, Inc.
(Name of Subject Company (Issuer) and Filing Person (Issuer))

Sentinel RE Investment Holdings LP*
(Name of Filing Person (Offeror))

Common Stock, $0.01 par value per share
(Title of Class of Securities)

817304 108
(CUSIP Number of Class of Securities)

John Mark Ramsey

President and Chief Executive Officer

Sentio Healthcare Properties, Inc.

189 S. Orange Ave, Suite 1700

Orlando, Florida 32801

(407) 999-7679

David J. Sorkin, Esq.

Kohlberg Kravis Roberts & Co. L.P.

9 West 57 Street, Suite 4200

New York, New York 10019

(212) 750-8300

Copy to:
Robert H. Bergdolt, Esq.

Damon M. McLean, Esq.

DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612-2350

(919) 786-2000

Gary Horowitz, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Telephone: (212) 455-7113

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$35,000,000.00(a)	$4,508.00(b)

(a)	Calculated as the aggregate maximum purchase price to be paid for shares of common stock.

(b)	Calculated as $128.80 per $1,000,000 of the Transaction Valuation pursuant to Fee Rate Advisory #1 for Fiscal Year 2014 as required under Section 13(e)(3) of the Exchange Act, as modified.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,508.00

Form or Registration No: SC TO-I

Filing Party: Sentio Healthcare Properties, Inc.

Date Filed: April 10, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.             ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-l(d) (Cross-Border Third-Party Tender Offer).

* Sentinel RE Investment Holdings LP may be deemed to be a co-bidder with respect to the Offer.

Introductory Statement

This Tender Offer Statement on Schedule TO relates to the offer by Sentio Healthcare Properties, Inc., a Maryland corporation (the “Company”), to purchase up to $35 million (or approximately 4,117,647 shares) of its common stock, $0.01 par value per share (“Shares” or “Common Stock”), at $8.50 per Share. The offer is subject to the terms and conditions set forth in the Offer to Purchase, dated April 10, 2014, attached hereto as Exhibit (a)(1) (the “Offer to Purchase”), and the related Form of Letter of Transmittal (the “Letter of Transmittal”), attached hereto as Exhibit (a)(2), which, together with any amendments or supplements to either, collectively constitute the “Offer.” This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934.

We note that with respect to the tender offer which is the subject of this Tender Offer Statement, Sentinel RE Investment Holdings LP (the “KKR Investor”) may be deemed to be a bidder within the meaning of Rule 14d-1(g)(2) under the Securities Exchange Act of 1934, as amended, and as such is being included as an Offeror to this Tender Offer Statement. The filing of this Tender Offer Statement is not an admission by the KKR Investor or any affiliate of the KKR Investor that the KKR Investor is a bidder within the meaning of Rule 14d-1 under the Securities Exchange Act of 1934, as amended. All information in this Tender Offer Statement relating to KKR Investor has been supplied by KKR Investor and all information relating to the Company has been supplied by the Company.

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	The name of the issuer is Sentio Healthcare Properties, Inc. and the address and telephone number of its principal executive offices are 189 S. Orange Ave, Suite 1700 Orlando, Florida 32801 and (407) 999-7679, respectively.

(b)	The title of the subject class of securities is the common stock of the Company, $0.01 par value per share. As of the close of business on April 9, 2014, there were 12,564,644 Shares issued and outstanding.

(c)	There is no established trading market for the Shares. The information set forth in the Offer to Purchase under “Price; Number of Shares; Expiration Time,” is incorporated herein by reference.

Item 3. Identity and Background of Filing Persons.

(a)	The Company is a filing person and the subject company. The Company’s address and telephone number are set forth in Item 2(a) above. The information set forth in the Offer to Purchase under “Certain Information About the Company” is incorporated herein by reference.

(b)	The KKR Investor is a filing person. The KKR Investor’s address and telephone number are c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, Suite 4200, New York, New York 10019 and (212) 750-8300, respectively. The information set forth in the Offer to Purchase under “Certain Information About the KKR Investor” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)	The information set forth in the Offer to Purchase under “Summary Term Sheet,” “Price; Number of Shares; Expiration Time,” “Procedures for Tendering Shares,” “Amount of Tenders,” “Withdrawal Rights,” “Repurchase and Payment,” “Certain Effects of the Offer,” “Material Federal Income Tax Consequences,” and “Extension of Tender Period; Termination; Amendments” is incorporated herein by reference.

(b)	The information set forth in the Offer to Purchase under “Certain Information About the Company” and “Certain Information About the KKR Investor” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

The information set forth in the Offer to Purchase under “Certain Effects of the Offer” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)–(c)	The information set forth in the Offer to Purchase under “Purpose of the Offer” and “Certain Effects of the Offer” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)	The information set forth in the Offer to Purchase under “Source and Amount of Funds” is incorporated herein by reference.

(b)	The information set forth in the Offer to Purchase under “Certain Effects of the Offer” is incorporated herein by reference. There are no alternative financing arrangements or alternative financing plans in the event the primary financing plans fall through.

(d)	No part of the funds or other consideration required is, or is expected, to be borrowed, directly or indirectly, for the purpose of this transaction.

Item 8. Interest in Securities of the Subject Company.

(a)–(b)	The information set forth in the Offer to Purchase under “Certain Information About the Company” and “Certain Information About the KKR Investor” is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a)	The information set forth in the Offer to Purchase under “Miscellaneous” is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

(a)	The information set forth in the Offer to Purchase under “Certain Information About the Company” and “Certain Information About the KKR Investor” is incorporated herein by reference.

(c)	Not applicable.

Item 12. Exhibits.

The Exhibit Index appearing after the signature page hereto is incorporated by reference.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SENTIO HEALTHCARE PROPERTIES, INC.

	By:	/s/ Sharon C. Kaiser
Name: Sharon C. Kaiser
Title: Chief Financial Officer

SENTINEL RE INVESTMENT HOLDINGS LP

	By:	Sentinel RE Investment Holdings GP LLC, its general partner

	By:	/s/ Billy Butcher
Name: Billy Butcher
Title: Vice President
Dated: April 10, 2014

Exhibit List

(a)(1)(A)	Form of Cover Letter to the Offer to Purchase and Letter of Transmittal

(a)(1)(B)	Offer to Purchase, dated April 10, 2014

(a)(1)(C)	Form of Letter of Transmittal

(a)(1)(D)	Form of Notice of Withdrawal

(b)-(c)	Not applicable

(d)(1)	Advisory Agreement dated as of January 1, 2013 (incorporated by reference to Exhibit 10.1 to the Registrant’s current report on Form 8-K filed January 7, 2013).

(d)(2)	Securities Purchase Agreement dated as of February 10, 2013 (incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K filed February 12, 2013)

(d)(3)	Second Amendment Agreement dated as of April 8, 2014 (incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K filed April 10, 2014)

(d)(4)	Investor Rights Agreement dated as of February 10, 2013 (incorporated by reference to Exhibit 10.2 to the Company’s current report on Form 8-K filed February 12, 2013)

(d)(5)	Transition to Internal Management Agreement as of February 10, 2013 (incorporated by reference to Exhibit 10.2 to the Company’s current report on Form 8-K filed February 12, 2013)

(d)(6)	Renewal Agreement dated as of December 11, 2013 (incorporated by reference to Exhibit 10.1 to the Registrant’s current report on Form 8-K filed December 12, 2013).

(d)(7)	Amendment No.1 to Transition to Internal Management Agreement as of April 8, 2014 (incorporated by reference to Exhibit 10.2 to the Company’s current report on Form 8-K filed April 10, 2014)

(d)(8)	Amendment No. 2 to Transition to Internal Management Agreement as of April 8, 2014 (incorporated by reference to Exhibit 10.3 to the Company’s current report on Form 8-K filed April 10, 2014)

(e)-(h)	Not applicable